UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. __)*

Euronav NV

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number)

Compagnie Maritime Belge NV

De Gerlachekaai 20

2000 Antwerpen

Belgium

Attention: Ludovic Saverys

Chief Financial Officer

Tel: +32 3 247 59 11

With a Copy to:

Robert E. Lustrin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

Tel: (212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Compagnie Maritime Belge NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,880,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,880,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,880,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.88%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

The denominator is based on 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saverco NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,904,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,904,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,904,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.89%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	As to 24,400 Ordinary Shares owned directly by Saverco NV.
**

The denominator is based on 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,904,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,904,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,904,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.89%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

The denominator is based on 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ludovic Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,904,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,904,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,904,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.89%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

The denominator is based on 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,904,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,904,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,904,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.89%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

The denominator is based on 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to ordinary shares without par value (the “Ordinary Shares”) of Euronav NV (the “Issuer”). The principal address of the Issuer is De Gerlachekaai 20, 2000 Antwerpen, Belgium.

Item 2.	Identity and Background

(a)	Name of Persons Filing:

Compagnie Maritime Belge NV, a naamloze vennootschap, or corporation, incorporated in Belgium (“CMB”)

Saverco NV, a naamloze vennootschap, or corporation, incorporated in Belgium (“Saverco”)

Alexander Saverys

Ludovic Saverys

Michael Saverys

The above companies and individuals are referred to in this Report as the “Reporting Persons.”

(b)	The address of the principal place of business of each person named in Item 2(a) above is:

De Gerlachekaai 20

2000 Antwerpen, Belgium

(c), (f)

The principal business of CMB is marine transportation. The principal business of Saverco is acting as an investment holding company. As of the date of this Schedule 13D, Saverco owns approximately 97.5% of the outstanding shares of CMB, Alexander Saverys owns approximately 0.5% of the outstanding shares of CMB, Ludovic Saverys owns approximately 0.5% of the outstanding shares of CMB, and Michael Saverys owns approximately 0.6% of the outstanding shares of CMB; and 0.8% of the outstanding shares of CMB are held by CMB as treasury shares. As of the date of this Schedule 13D, Alexander Saverys, Ludovic Saverys and Michael Saverys each own 33.33%, respectively, of the outstanding shares of Saverco.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of CMB is set forth below. If no business address is given, the executive officer’s or director’s address is De Gerlachekaai 20, 2000 Antwerpen, Belgium.

Name	Position of Officer or Director	Principal Occupation, Principal Business Address and Citizenship

Ludwig Criel	Director	Mr. Criel is an independent consultant. Mr. Criel is a citizen of Belgium.

Patrick De Brabandere	Director	Mr. De Brabandere is an independent consultant. Mr. Brabandere is a citizen of Belgium.
Michael Saverys	Director	Mr. Saverys is also the Chartering Manager of CMB, as well as a Director of Saverco. Mr. Saverys is a citizen of Belgium.
Alexander Saverys	Director and Chief Executive Officer	Mr. Saverys is also a Director of Saverco. Mr. Saverys is a citizen of Belgium.
Ludovic Saverys	Director and Chief Financial Officer	Mr. Saverys is also a Director of Saverco. Mr. Saverys is a citizen of Belgium.
Marc Saverys	Director and Chairman	Mr. Saverys is a citizen of Belgium.

Benoit Timmermans	Chief Strategy Officer and Director	Mr. Timmermans is a citizen of Belgium.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Saverco is set forth below. If no business address is given, the executive officer’s or director’s address is De Gerlachekaai 20, 2000 Antwerpen, Belgium.

Name	Position of Officer or Director	Principal Occupation, Principal Business Address and Citizenship
Alexander Saverys	Director	Mr. Saverys is the Chief Executive Officer and a Director of CMB. Mr. Saverys is a citizen of Belgium.
Ludovic Saverys	Director	Mr. Saverys is the Chief Financial Officer and a Director of CMB; Mr. Saverys is a citizen of Belgium.
Michael Saverys	Director	Mr. Saverys is the Chartering Manager and a Director of CMB. Mr. Saverys is a citizen of Belgium.

(d)

None of the Reporting Persons, nor any executive officer or director of the Reporting Persons listed above, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons, nor any executive officer or director of the Reporting Persons listed above, have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Since September 14, 2021 until the date of this Schedule 13D, CMB has acquired a total of 13,880,000 Ordinary Shares in a series of transactions at prices ranging from $8.29 to $10.17. The source of funds used in these transactions was approximately $93,000,000 from the working capital of CMB, and borrowings of approximately $40,000,000 under the Loan Agreement dated November 10, 2021, as amended (the “Loan Agreement”), by and among CMB, as borrower, Belfius Bank SA/NV (“Belfius”) and KBC Bank NV (“KBC”) as lenders, (the “Lenders”), Belfius and KBC as mandated lead arrangers, and KBC as coordinator, agent and security trustee. Of those transactions, from February 4, 2022 to February 11, 2022, CMB acquired 3,880,000 Ordinary Shares at prices ranging from $8.88 to $10.17 per share for an aggregate purchase price of $37,240,513 (including commissions). Transactions were conducted in both US Dollars and Euros. Transactions conducted in Euros were converted to US Dollars at a conversion rate in effect on the relevant trade date.

The information set forth in Item 6 of this Schedule 13D related to the Loan Agreement is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

Background. Prior to the Issuer’s initial public offering in the United States on January 22, 2015, Marc Saverys (together with Saverco and CMB, the “Original Saverco Parties”), either individually or through Saverco, held an aggregate of 17,026,896 Ordinary Shares, or approximately 10.7% of the then outstanding Ordinary Shares. In a series of transactions from January 2016 through March 2020, the Original Saverco Parties reduced their beneficial ownership in the Ordinary Shares, and as of April 6, 2020, the Original Saverco Parties ceased to be the beneficial owners of more than 5% of the Ordinary Shares.

Ludovic Saverys, one of the Reporting Persons, served on the Supervisory Board of the Issuer from January 2015 through the expiration of his term and the election of his successor on May 20, 2021. He was also a member of its Remuneration Committee from January 2015 until May 2021, and a member of its ESG & Climate Committee from December 2019 until May 2021. CMB, through its subsidiaries, continues to maintain certain commercial relationships with the Issuer, including leasing office space in Belgium to the Issuer.

Purpose of the Transaction. CMB purchased the Ordinary Shares reported on this Schedule 13D based on the Reporting Persons’ belief that the Ordinary Shares represent an attractive investment opportunity. The Reporting Persons have engaged in discussions with the Issuer and other stockholders of the Issuer relating to potential transactions, but all such discussions were terminated prior to the date that the Reporting Persons acquired beneficial ownership of the number of Ordinary Shares giving rise to their obligation to report on this Schedule 13D. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons may undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations, strategy and prospects; the trading price of the Ordinary Shares; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional beneficial ownership of securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately-negotiated transactions. In addition, the Reporting Persons may (i) take actions to influence control of the issuer, including to seek the nomination of one or more directors for election to the Supervisory Board of the issuer, and/or (ii) engage in discussions with management, the Issuer’s Supervisory Board or a committee thereof, security holders of the Issuer, and other relevant parties, or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or other material changes in the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s Supervisory Board. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the items listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a)-(b)

As of the date of this Schedule 13D, CMB directly owns 13,880,000 Ordinary Shares, which represents 6.88% of the outstanding Ordinary Shares based upon 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022. CMB has the shared power to vote or direct the vote of 13,880,000 Ordinary Shares. CMB has the shared power to dispose or direct the disposition of 13,880,000 Ordinary Shares.

As of the date of this Schedule 13D, Saverco directly owns 24,400 Ordinary Shares. Saverco may be deemed to beneficially own 13,904,400 Ordinary Shares, which represents 6.89% of the outstanding Ordinary Shares based upon 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022. Saverco has the shared power to vote or direct the vote of 13,904,400 Ordinary Shares. Saverco has the shared power to dispose or direct the disposition of 13,904,400 Ordinary Shares.

As of the date of this Schedule 13D, Alexander Saverys owns no Ordinary Shares directly. Alexander Saverys may be deemed to be the beneficial owner of 13,904,400 Ordinary Shares, which represents 6.89% of the outstanding Ordinary Shares based upon 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022. Alexander Saverys has the shared power to vote or direct the vote of 13,904,400 Ordinary Shares and the shared power to dispose or direct the disposition of 13,904,400 Ordinary Shares. Alexander Saverys disclaims beneficial ownership of such Ordinary Shares, except to the extent of his pecuniary interest therein.

As of the date of this Schedule 13D, Ludovic Saverys owns no Ordinary Shares directly. Ludovic Saverys may be deemed to be the beneficial owner of 13,904,400 Ordinary Shares, which represents 6.89% of the outstanding Ordinary Shares based upon 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022. Ludovic Saverys has the shared power to vote or direct the vote of 13,904,400 Ordinary Shares and the shared power to dispose or direct the disposition of 13,904,400 Ordinary Shares. Ludovic Saverys disclaims beneficial ownership of such Ordinary Shares, except to the extent of his pecuniary interest therein.

As of the date of this Schedule 13D, Michael Saverys owns no Ordinary Shares directly. Michael Saverys may be deemed to be the beneficial owner of 13,904,400 Ordinary Shares, which represents 6.89% of the outstanding Ordinary Shares based upon 201,677,981 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 4, 2022. Michael Saverys has the shared power to vote or direct the vote of 13,904,400 Ordinary Shares and the shared power to dispose or direct the disposition of 13,904,400 Ordinary Shares. Michael Saverys disclaims beneficial ownership of such Ordinary Shares, except to the extent of his pecuniary interest therein.

Except as described above, no Ordinary Shares are beneficially owned by the persons named in Item 2.

(c)

During the past sixty (60) days, CMB purchased Ordinary Shares in a series of open-market transactions. The transaction dates, number of shares purchased, and average prices per share are set forth on Exhibit B hereto.

(d)

To the best knowledge of the Reporting Persons, no other person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D in respect of the Loan Agreement is incorporated herein by reference.

During November 2021, CMB borrowed an aggregate of $40,000,000 under the Loan Agreement. CMB used the proceeds of the loan to fund, in part, the acquisition of the Ordinary Shares that are the subject of this Schedule 13D. As of the date of this Schedule 13D, the outstanding principal balance under the Loan Documentation is $0.

In connection with the Loan Agreement, CMB entered into an account pledge agreement (together with the Loan Agreement and each other agreement or instrument delivered pursuant to the foregoing, the “Loan Documentation”). Pursuant to the Loan Documentation, CMB’s obligations under the Loan Agreement are secured by, among other things, a pledge of the securities account in which the Ordinary Shares are held (the “Margin Securities Account”) and associated ancillary rights.

Each borrowing under the Loan Agreement must be repaid in full on the last day of the interest period selected by CMB with respect to such borrowing and, in any case, no later than December 31, 2022. Upon the occurrence of certain events that are customary for these types of margin loans, the Lenders may exercise their rights to require CMB to prepay the margin loan or post additional collateral, and the Lenders may exercise their rights to foreclose on, and dispose of, the pledged Margin Securities Account and related collateral, in each case, in accordance with the Loan Documentation.

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement
Exhibit B	Information concerning transactions during the past 60 days

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 14, 2022
Dated

COMPAGNIE MARITIME BELGE NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Chief Financial Officer

SAVERCO NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Director

ALEXANDER SAVERYS

/s/ Alexander Saverys

LUDOVIC SAVERYS

/s/ Ludovic Saverys

MICHAEL SAVERYS

/s/ Michael Saverys